SEC 1745 (3-98) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB  APPROVAL
OMB  Number:  3235-0145
Expires:  October  31,  2002
Estimated  average  burden
hours  per  response 14.9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                (Name of Issuer)
                         Connectivity Technologies, Inc.

                         (Title of class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                  20-7864-10-6

             (Date of Event which Requires Filing of this Statement)
                                 April 18, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]          Rule  13d-1(b)
[  ]          Rule  13d-1(c)
[  ]          Rule  13d-1(d)

CUSIP  No.  207865-10-6

               1.   Names  of  Reporting  Persons.
                    I.R.S. Identification Nos. of above persons (entities only). Albert M. Zlotnick

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                        NOT  APPLICABLE

               3.   SEC  Use  Only

               4.   Citizenship  or  Place  of  Organization
                    U.S.A.

Number  of
Shares
Beneficially
Owned  by
Each  Reporting
Person  With

5.  Sole  Voting Power                  307,500

6.  Shared  Voting Power                     -0-

7.  Sole  Dispositive Power             307,500

8.  Shared Dispositive Power                 -0-

9.  Aggregate Amount  Beneficially
    Owned  by  Each Reporting Person    307,500

10.  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See  Instructions)             (   )

11.  Percent of Class Represented by
     Amount in Row (11)                      5.5%

12.  Type of Reporting Person
     (See  Instructions)                     IN

Item  1.
          (a)  Name  of  Issuer:  Connectivity  Technologies,  Inc.
          (b)  Address  of  Issuer's  Principal Executive Offices:
                 680  Mechanic  Street,  Suite  1201
                 Leominster,  MA  01453

Item  2.
          (a)  Name  of  Person  Filing:  Albert  M.  Zlotnick
          (b)  Address  of  Principal Business Office or, if none, Residence:
                 301  City  Avenue
                 Bala  Cynwid,  PA  19004
          (c)  Citizenship:  U.S.A.
          (d)  Title  of  Class  of  Securities:   Common
          (e)  CUSIP  Number:  207865-10-6

Item  3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c),  check  whether the person filing is a:
         (a)  [  ] Broker  or  dealer registered under section 15 of the Act
                  (15 U.S.C.  78o).
         (b)  [  ] Bank as defined in section 3(a)(6) of the Act
                  (15  U.S.C. 78c).
         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e)  [  ] An investment adviser in accordance  with
                   240.13d-1(b)(1)(ii)(E);
         (f)  [  ] An employee benefit plan or endowment fund in accordance with  240.13d-1(b)(1)(ii)(F);
         (g)  [  ] A parent holding company or control person in accordance
                   with   240.13d-1(b)(1)(ii)(G);
         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)  [  ] Group,  in  accordance with  240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount  beneficially  owned:            307,500
         (b)  Percent  of  class:                         5.5%
         (c)  Number  of  shares  as to which the person has:
              (i)   Sole power to vote or to direct the vote:  307,500
              (ii)  Shared power to vote or to direct  the  vote:   -0-
              (iii) Sole power to dispose or to  direct the disposition of:
                    307,500

              (iv)  Shared power to dispose or to direct the disposition of:
                   _-0-__

Item 5.  Ownership  of  Five  Percent or Less of a Class

          NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another  Person.
                                 NOT APPLICABLE
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          NOT APPLICABLE

Item  8.  Identification and Classification of Members of the  Group

          NOT APPLICABLE

Item  9.  Notice  of  Dissolution  of  Group

          NOT APPLICABLE

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May  25,  2000            /s/ Albert  M.  Zlotnick
                                 ----------------------------

Attention:
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)